UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

Greenfield Online, Inc.
(Name of Subject Company)
Greenfield Online, Inc.
(Names of Person(s) Filing Statement)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
395150105
(CUSIP Number of Class of Securities)
Jonathan A. Flatow
General Counsel and Chief Administrative Officer
21 River Road,
Wilton, CT 06897
(203) 846-5721
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Robert B. Schumer
Matthew W. Abbott
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to the Schedule 14D-9 (this “Amendment No. 4”) filed with the Securities and Exchange Commission (the “SEC”) on October 7, 2008, amends and supplements the Schedule 14D-9 filed with the SEC on September 11, 2008, by Greenfield Online, Inc. (the “Company” or “Greenfield”), a Delaware corporation, as amended by Amendment No. 1 filed on September 18, 2008, Amendment No. 2 filed on September 29, 2008 and Amendment No. 3 filed on October 2, 2008 (as amended and supplemented, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Crisp Acquisition Corporation, a Delaware corporation (“Offeror”) and a wholly-owned subsidiary of Microsoft Corporation, a Washington corporation (“Microsoft” or “Parent”), as disclosed in the Tender Offer Statement on Schedule TO filed with the SEC on September 11, 2008 (as amended or supplemented from time to time, the “Schedule TO”) by Offeror and Parent, to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Shares”) at a purchase price of $17.50 per Share net to the seller in cash, without interest thereon, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 11, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Copies of the Offer to Purchase and Letter of Transmittal were attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto, respectively.
The information in the Schedule 14D-9 is incorporated into this Amendment No. 4 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 8. Additional Information.
(a)	Item 8 of the Schedule 14D-9 is hereby amended and supplemented to include the following paragraph after the last paragraph under the heading “(c) Regulatory Approvals — Competition Filings in Other Jurisdictions — Germany”:
       “On October 2, 2008, Parent obtained clearance from the German Federal Cartel Office with respect to the Offer and the Merger. Accordingly, Parent has received all necessary regulatory clearances required to proceed with the acquisition of the Shares pursuant to the Offer, which is scheduled to expire at 12:00 midnight, New York City time, at the end of Wednesday, October 8, 2008, unless the Offer is otherwise extended.”
(b)	Item 8 of the Schedule 14D-9 is hereby amended and supplemented to include the following paragraph after the last paragraph under the heading “(c) Regulatory Approvals — Competition Filings in Other Jurisdictions — Italy”:
       “Parent has made the required antitrust law filing in Italy. Accordingly, the antitrust conditions for completion of the Offer have been satisfied and there are no remaining regulatory conditions to complete the Offer. The Offer remains subject to the satisfaction of all other closing conditions, including the minimum tender condition.
       On October 7, 2008, the Company issued a press release announcing that Parent had obtained clearance from the Federal Cartel Office of Germany in connection with the Offer to purchase all of the outstanding Shares and that Parent had advised the Company that it had made the required antitrust filing in Italy, a copy of which is filed as Exhibit 99.1 to the Form 8-K filed by the Company on October 7, 2008 and is incorporated herein by reference.”
Item 9. Exhibits.
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(22)	Press Release issued by the Company on October 7, 2008 (incorporated herein by reference to Exhibit 99.1 of the Form 8-K filed by the Company on October 7, 2008).

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 4 to Schedule 14D-9 is true, complete and correct.

GREENFIELD ONLINE, INC.
By:	/s/ Albert Angrisani
	Name:	Albert Angrisani
	Title:	President and Chief Executive Officer

Dated: October 7, 2008

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